John D. Hogoboom Partner 65 Livingston Avenue Roseland, NJ 07068 T 973 597 2382 F 973 597 2383 jhogoboom@lowenstein.com

May 24, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Regado Biosciences, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 17, 2013
File No. 333-188209

Ladies and Gentlemen:

On behalf of Regado Biosciences, Inc. (the “Company”), we are hereby responding to the letter, dated May 22, 2013 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed on May 17, 2013 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is today filing Amendment No. 2 to the Registration Statement with the Commission (the “Amendment”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Capitalization, page 40

1. Please revise the first sentence to state that the table sets forth your cash, cash equivalents and short-term investments and cash held in escrow as well as your capitalization.

The revised disclosure has been included in the Amendment.

May 24, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Research and Development Expenses, page 46

2. Please revise your disclosure so that the amounts disclosed for REG1 expenses for March 31, 2013 and 2012 of $1.3 million and $1.6 million agree to the amounts in the table.

The revised disclosure has been included in the Amendment.

3. Please clarify why the supplies inventory is high compared to the amount of research and development expenses incurred during the period. Please disclose the shelf life of the inventory and whether or not you considered impairment for the inventory if a significant time has or will elapse before the inventory will be used.

The supplies inventory balance at December 31, 2012 was $4.6 million compared to $5.3 million in research and development expense for the year ended December 31, 2012. With the exception of employee salaries and related expenses, almost all research and development expense in 2012 was dedicated to the manufacture of sufficient drug product to supply the Company’s REGULATE-PCI Phase III trial in 2013. The shelf life of the product is approximately four years. The Company did not consider the assets impaired since the production in 2012 was timed to efficiently use the inventory in clinical trials in 2013-2014. No material change occurred with respect to this inventory during the three months ended March 31, 2013 that the Company believed would require a change to such impairment analysis. Additional disclosure has been included in the Amendment.

Common Stock Fair Value, page 50

December 31, 2012 Valuation, page 52

4. Tell us how the assumption of 50% for an IPO scenario was derived at December 31, 2012. We note that you filed your initial registration statement on March 1, 2013. Provide us a timeline of the actions taken in connection with preparing to file an IPO. Tell us what the effect would have been on your fair value calculated had you used a higher weighting for an IPO scenario.

For the supplemental information of the Staff, attached as Exhibit A hereto is a timeline of significant events that have occurred in connection with the filing of the registration statement up to March 1, 2013. As disclosed in the Registration Statement, the December 31, 2012 valuation was based on an assumption that there was an 80% possibility that the Company would complete an IPO by December 31, 2013. The 50% IPO assumption related only to the possibility that the IPO would occur by June 30, 2013. Based on the valuation scenarios prepared in connection with the December 31, 2012 valuation, the Company believes

May 24, 2013

that attributing a higher weighing to the IPO scenario would have resulted in no material change in the valuation of the common stock because an increase in the possibility of an IPO would be offset by a decrease in the possibility of the Company being acquired, with the possibility of no IPO occurring being unchanged. The Company respectfully submits that an 80% IPO weighting was appropriate for the Company at December 31, 2012 given the uncertainties inherent in the IPO process. In this regard, the Company notes that even though the increased price range on the cover page of the prospectus included in the Amendment reflects a 100% weighting to the IPO scenario, there can be no assurance that the offering will be consummated as described in the Amendment or that the initial offering price will equal the midpoint of the range set forth on the cover of the prospectus included in the Amendment.

5. You state that the fair value of your stock at December 31, 2012 was $.59 per share, which appears significantly lower than your expected IPO price. Please revise your proposed disclosure for “Events Occurring Following December 31, 2012” to clarify the following:

•

Clarify what the positive results from FDA mean for the company. If the meeting resulted in significantly lower research and development costs, please provide quantitative and/or qualitative information to clarify the effect on the company.

•

Clarify what progress was made in preparing the commencement of your Regulate-PCI trial. In this respect, please clarify why the progress would increase the fair value if no actual results of trials were obtained during this period.

•

You disclose on page 52 that you assumed a 2.5% discount for lack of marketability. Your proposed disclosure states that the IPO does not factor into any marketability or illiquidity discounts. Please clarify that the illiquidity discount referenced is the same as a marketability discount or delete the term.

•

You state that the estimated price range for this offering was not derived using a formal determination of fair value of your common stock. If you have determined the fair value of your common stock since December 2012, please disclose the fair value. If you believe the IPO price is higher than the fair value of your common stock, please state so and consider disclosing a risk factor in that regard.

Revised disclosure has been included in the Amendment in response to this comment.

6. You state in “Options Granted in Connection with this Offering” on page 106 that you intend to issue additional options. Please disclose the exercise price of the options and any additional stock compensation that will be recorded in the financial statements as a result of issuance of the stock options. Provide us an analysis of the stock compensation, particularly if the exercise price does not equal the IPO price. Confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

May 24, 2013

As discussed telephonically with the Staff, the Registration Statement discloses that such additional options will have an exercise price equal to the initial public offering price. For the supplemental information of the Staff, options covering 6,586 shares of common stock have been approved for grant to new employees in connection with their employment by the Company, none of whom are executive officers. Those options will be granted as of the date of the IPO at the initial public offering price of the offering. Those options are included in the option disclosures contained throughout the Registration Statement as a part of the shares of common stock issuable upon the exercise of options granted under the 2013 Plan which will become effective upon consummation of the offering. Except as disclosed in the Registration Statement, no other options have been granted since December 31, 2012 and no further options will be granted prior to the completion of the offering. Based on our telephonic conversation with the Staff, it is the Company’s understanding that because the expected stock compensation expense relating to these options would not be material to investors in the offering, no supplemental analysis of that expected expense is required.

NovaMedica Agreements, page 80

7. You state that in connection with the Series E Preferred Stock financing, in December 2012, you entered into a Tech Transfer Agreement with DRI, a significant stockholder of the company. You also state that in exchange for a nominal payment, you assigned to DRI certain patents and patents applications and granted to DRI an exclusive, fully paid-up, royalty-free, irrevocable and assignable license. Those rights were assigned to NovaMedica. In light of the fact that only a nominal payment was received and the agreement was executed in connection with a preferred stock offering, please tell us what consideration was given to allocating some of the financing proceeds to the transfer of the license. If you do not believe any proceeds should be allocated to the assignment of patent and license, please tell us why and the accounting treatment for this agreement along with your basis citing any applicable accounting literature.

In connection with the entry into the Tech Transfer Agreement with DRI, the Company performed an analysis of whether any such proceeds should be allocated to the assignment because of the potential perceived linkage between this agreement and the Series E Preferred Stock sold to an entity affiliated with DRI at the same time. In this analysis, the Company considered various pieces of accounting literature, including discussion of nonmonetary transactions ASC 845, multiple element revenue guidance, SAB Topic 5G and related party guidance, and determined the relative fair market value of the Series E Preferred Stock sold and the rights transferred to DRI pursuant to the Tech Transfer Agreement (the “DRI Rights”) were the most relevant considerations.

The Company determined that the fair market value of the Series E Preferred Stock sold to DRI equaled $0.72 per share. The Company believes that this valuation is supported by the simultaneous sale of identical shares of Series E Preferred Stock pursuant to the Series E Purchase Agreement at a price of $0.72 per share to Baxter Associates, which is not affiliated with DRI, was not previously an investor in the Company, was not a party to the Tech Transfer Agreement and received no benefit therefrom.

May 24, 2013

The Company initially determined that the aggregate fair market value of the DRI Rights was in a range between $0 and $1.2 million, which was the maximum amount which the Company agreed to pay to DRI in the event that DRI did received an appraisal valuing those rights at less than $1.2 million. As disclosed in the Registration Statement, DRI received an appraisal that valued the DRI Rights at more than $1.2 million. However, the Company has not received a copy of that appraisal and does not know what assumptions, limitations and qualifications were used to determine that valuation. Furthermore, although DRI apparently received an appraisal that the DRI Rights were worth at least $1.2 million to it, the Company determined that the fair value of the DRI Rights to a market participant was significantly less than $1.2 million. Among other things, the Company believes that a market participant in a similar situation would have no intention to pursue development of its product candidates in the Covered Territory for the foreseeable future in light of its intention to pursue more promising markets, such as the U.S., the U.K., the remainder of the E.U. and other markets. In addition, the Company believes that commercial opportunities for its product candidates in the Covered Territory will be limited compared to opportunities in more developed markets, especially considering that regulatory requirements to achieve product registration in the Covered Territories are not known to the Company and appear to be evolving. Also, concerns about the Company’s ability to protect and enforce the DRI Rights in the Covered Territory and the cost and effectiveness of any efforts to do so make the DRI Rights less valuable to the Company. As a result of these factors, the Company concluded that the fair market value of the DRI Rights was approximately equal to the $100,000 nominal payment paid to the Company by DRI for the DRI rights. Accordingly, based on these conclusions, the Company’s allocation of proceeds according to relative fair value matched the terms of the agreements. Even if the Company allocated the proceeds using a $1.2 million valuation for the DRI rights, the resulting change would not have been material to its financial statements in the Registration Statement.

Notes to Financial Statements

Stockholders’ Equity and Convertible Preferred Stock, page F-39

8. Please provide us with an analysis of how you concluded that you were not required to record a beneficial conversion feature in connection with the first and second tranche of the Series E financing. In this respect, please address the following:

•

Address how you considered the guidance in ASC 470-20-30-3 through 470-20-30-8 for each preferred stock issuance. For the December issuance, please clarify how you considered allocation to the convertible loan in determining if a beneficial conversion feature was required to be recorded.

•	Tell us how the revised closing conditions factored into your analysis.

•	Explain why the contract was binding on December 18, 2012 and confirm whether it was legally enforceable.

•

Tell us how you considered the commitment date guidance in ASC 470-20-30-10 and how the terms of the financings met the definition of a firm commitment in ASC 470-20-20. In this regard, it does not appear that the specific timing of the financings was known at the date of the agreement.

May 24, 2013

•

You state on page F-20 that on December 18, 2012, the first tranche of the Series E financing was completed with 31,437,442 preferred shares issued for $22,634,958. This included $15,515,391 in cash plus $6,780,540 in convertible loan principal and $339,027 in converted loan interest originally secured on May 3, 2012. Please disclose the conversion rate of the convertible loan.

As disclosed in the Registration Statement, the first tranche of the initial closing of the Series E Preferred Purchase Agreement (the “Agreement”) occurred on December 18, 2012. As also disclosed in the Registration Statement, the Company determined that the valuation of its common stock was $0.59 per share as of December 31, 2012. In assessing whether a beneficial conversion feature existed, the Company performed the assessments required by ASC 470-20-30-3 through 470-20-30-8 (the “Guidance”). In accordance with the Guidance, the entire net proceeds of the Series E sales were allocated to the Series E Preferred Stock. As a result, the effective conversion price of the Series E Preferred Stock was $0.72 per share. The Company calculated the intrinsic value of the Series Preferred Stock using ASC 470-20-30-6, and determined that the Series E Preferred Stock had no intrinsic value because the effective conversion price was higher than the fair value of the common stock as of the closest valuation date. Because the Series E Preferred Stock had no intrinsic value, under the Guidance, no beneficial conversion feature was deemed to exist.

Additional closings under the Agreement occurred on March 22, 2013 and April 24, 2013. Disclosure has been added in the Amendment disclosing that the Company has determined that the valuation of its common stock was $0.67 per share as of March 22, 2013 and $0.69 per share as of April 24, 2013. In assessing whether a beneficial conversion feature existed, the Company performed the assessments required by the Guidance with respect to these additional issuances. In accordance with the Guidance, the entire net proceeds of the Series E sales were allocated to the Series E Preferred Stock. As a result, the effective conversion price of the Series E Preferred Stock was $0.72 per share. The Company calculated the intrinsic value of the Series Preferred Stock in accordance with ASC 470-20-30-6, and determined that the Series E Preferred Stock had no intrinsic value because the effective conversion price was higher than the fair value of the common stock as of the valuation date. Because the Series E Preferred Stock had no intrinsic value, under the Guidance, no beneficial conversion feature was deemed to exist.

Additional disclosure specifying the conversion rate of the convertible loan has been included in the Amendment in response to this comment.

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (973) 597-2382.

Very truly yours,

/s/ John D. Hogoboom

John D. Hogoboom

Enclosures

cc: David J. Mazzo

May 24, 2013

Exhibit A

Timeline of Significant Events in Connection with Filing of Registration Statement

January 2013

4th – Offering managers selected

17th – Company counsel retained

23rd – Organizational Meeting for the Offering

March 2013

1st – Submit Confidential Draft Registration Statement